

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 29, 2016

Via US Mail
Kingrich Lee
Chief Executive Officer
Luckycom, Inc.
1790 Hughes Landing Blvd. Suite 400
The Woodlands, TX 77380

      Re: **Luckycom, Inc.**
               Form 10-K for Fiscal Year Ended February 28, 2015
               Filed June 1, 2015
               File No. 333-187874

Dear Mr. Lee:

We issued comments on the above captioned filing on February 3, 2016. On March 15, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 with any questions.

               Sincerely,

               /s/ John Reynolds

               John Reynolds
               Assistant Director
               Office of Beverages, Apparel and Mining